Exhibit (a)(1)(B)

COVER E-MAILS

From: Norman H. Pond

To: All Eligible Option Holders

Date: July 9, 2013

I am pleased to announce that today, Intevac, Inc. (“Intevac”) launched a voluntary, one-time option exchange program to allow eligible option holders who received certain option grants the opportunity to exchange those options for a lesser number of new options, subject to a new vesting schedule (the “offer”). Options eligible to be exchanged include only those options held by an eligible option holder that were granted before July 9, 2012 under our 2012 Equity Incentive Plan, 2004 Equity Incentive Plan and/or 1995 Stock Option/Stock Issuance Plan with an exercise price greater than $8.49 per share and that remain outstanding and unexercised as of the expiration of this offer.

You are an eligible option holder if you are an employee of Intevac or one of its subsidiaries (but not including our named executive officers) as of the start of the offer and you remain an employee or service provider of Intevac or its successor entity (or any of their subsidiaries) through the expiration of the offer and the new option grant date.

This offer currently is scheduled to expire on August 6, 2013, at 9:00 p.m., Pacific Time and new options are scheduled to be granted on the same day.

We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options for New Options” (referred to as the “Offer to Exchange”) and an election and withdrawal form, together with their associated instructions. Each of these documents is attached to this email.

Intevac has engaged Computershare to help administer the offer. Computershare will be responsible for certain day-to-day logistics of the offer, including the offer website. If you are eligible to participate in the offer, you will receive an e-mail from intevacoptionexchange@computershare.com today with a personalized PIN that can be used to access the offer website (see below for further log in instructions). Upon receipt, you can log in to the offer website at www.corp-action.net/intevac to review the grant information available on the offer website, including your eligible option grants, the grant date of your eligible options, the number of your eligible options that are vested and unvested, the exercise price of your eligible options and the number of outstanding shares subject to your eligible options.

If you would like to participate in the offer and wish to make your election online via the offer website (our preferred method), please do the following:

1. To access the offer website, go to www.corp-action.net/intevac. On the welcome page of the website, you may access various documents that provide further details about the offer. Select the “Continue” button to log in to the site.

2. To log in to the site, enter your 9-digit Personal Identification Number (PIN) that you received in the e-mail from intevacoptionexchange@computershare.com on July 9, 2013 and select the “Continue” button. If you do not know your PIN, you may contact the Computershare Call Center at 877-298-6228 (toll free from within the U.S.) or +1-201-680-6973 (call collect outside the U.S.).

3. You will be directed to the Stock Option Exchange Election Form where you can view your eligible options and access the option exchange analysis tool, which will enable you to enter hypothetical future stock prices and see the stock price’s effect on the potential future values of your eligible options or new options.

4. To make your election, indicate the eligible options that you would like to exchange by selecting “Exchange” or “Do Not Exchange” next to the eligible option grants.

5. Click on the “Submit” button to finalize your election.

6. After you submit your election, you will be directed to the “Election Confirmation” page. Print and save a copy of the confirmation for your records.

Your election must be received by Computershare on or before the expiration date, currently expected to be 9:00 p.m., Pacific Time, on August 6, 2013.

Although we encourage you to submit your election electronically via the offer website, if you are unable to do so or if you choose not to utilize the offer website acceptance process, you may submit your election by sending your acceptance by facsimile or e-mail by using the fax number or e-mail address provided below. You do not need to submit an election by facsimile or e-mail if you accept the offer via the offer website.

If you would like to participate in the offer and wish to make your election via fax or e-mail, simply:

1. Properly complete and sign the attached election form.

2. Deliver the completed and signed election form via facsimile or e-mail (via PDF or similar imaged document file) to:

Kevin Soulsby, Corporate Controller or Diane Garibaldi, SEC Reporting Manager

Intevac, Inc.

Fax: (408) 727-5739

E-mail: optionexchange@intevac.com

If you choose to participate in the offer, you will need to deliver a completed election via the offer website (our preferred method) or via fax or e-mail, no later than 9:00 p.m., Pacific Time, on August 6, 2013 (unless the offer is extended).

To help explain the offer and to answer any questions you may have, an employee meeting will be held on the following dates at the listed locations:

•	[DATE], at [TIME AND LOCATION]

•	[DATE], at [TIME AND LOCATION]

If you cannot attend in person, you may attend via teleconference at:

•	[LOCATION] [DIAL-IN]

We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe this offer potentially is very important to you and recommend that you take the time to study the materials, ask questions if needed and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the offer and you will retain your current options under their current terms and conditions. If, after reviewing the materials, you still have questions about the offer, please contact the Computershare Call Center at 877-298-6228 (toll free from within the U.S.) or +1-201-680-6973 (call collect outside the U.S.). The Call Center is open Monday through Friday between the hours of 8:00 a.m. through 8:00 p.m., Eastern Time. Alternatively, you may contact Kevin Soulsby, Corporate Controller or Diane Garibaldi, SEC Reporting Manager, at optionexchange@intevac.com or (408) 986-9888 with any questions.

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the offer.

If we have not received your properly completed, signed (electronically or otherwise) and dated election before the offer expires, you will have rejected this offer and you will keep your current options.

Thank you,

Norman H. Pond

Chairman of the Board and Chief Executive Officer

From: intevacoptionexchange@computershare.com

To: All Eligible Option Holders

Subject: Intevac Stock Option Exchange Program Information

Date: July 9, 2013

CONFIDENTIAL

As announced by Norman H. Pond, Intevac is offering you a one-time opportunity to voluntarily exchange some or all of your outstanding eligible options for a lesser number of new options, subject to a new vesting schedule (referred to as the “offer”).

If you choose not to participate, you do not need to take any action and you will keep your outstanding eligible stock options with their current terms and conditions.

To help you decide whether to participate in the offer, please review the offer documents that have been provided to you or that are available via the offer website. In order to log in to the offer website, a Personal Identification Number (PIN) has been assigned to you and is listed below.

Offer website address: www.corp-action.net/intevac

Your PIN is: [XXXXXXXXX]

If you decide to participate in the offer, you must complete and submit an online election or submit your hard copy election form to Intevac via fax or e-mail before the offer expires. The offer currently is scheduled to expire on August 6, 2013, at 9:00 p.m., Pacific Time

If you have questions about this offer, please contact the Computershare Call Center at 877-298-6228 (toll free from within the U.S.) or +1-201-680-6973 (call collect outside the U.S.). The Call Center is open Monday through Friday between the hours of 8:00 a.m. through 8:00 p.m., Eastern Time. Alternatively, you can direct questions about this offer to Kevin Soulsby, Corporate Controller or Diane Garibaldi, SEC Reporting Manager, at optionexchange@intevac.com or (408) 986-9888.

Please do not reply to this e-mail message.

This offer expires at 9:00 p.m. Pacific Time on August 6, 2013